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AUG 22 2018

18008604

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PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 678165

REPORT FOR THE PERIOD BEGINNING 07/01/17   AND ENDING 06/30/18

                MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNTWICKE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

6 PARK STREET

                                    (No. and Street)

TOPSFIELD	MA	01983
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN WOODLAND   978-887-5981

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

                              (Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

OATH OR AFFIRMATION

I, BRIAN WOODLAND _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

HUNTWICKE SECURITIES, LLC _____ , as of

JUNE 30 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

FERNANDO GARCIA NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES 08/23/2024	

_____
Signature

MEMBER
_____
Title

Fernando Garcia   8/20/18
_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTWICKE SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2018

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Huntwicke Securities LLC

We have audited the accompanying statement of financial condition of Huntwicke Securities LLC as of June 30, 2018, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Huntwicke Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntwicke Securities LLC as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Huntwicke Securities LLC's financial statements. The supplemental information is the responsibility of Huntwicke Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion of the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature], PC

Norwood, Massachusetts
August 16, 2018

HUNTWICKE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2018

ASSETS

Cash	$	123,824
Securities Owned:		
Marketable securities, trading, at market value		184,764
Cash at broker		8,818
Receivable from others		10,549
Other assets		6,673
	$	334,628

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	4,500
Commissions payable		8,138
		12,638
Members' Equity		
Members' capital		321,990
	$	334,628

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED June 30, 2018

Revenues:	
Private placement revenue	$ 1,606,665
Introduction fee revenue	2,143,197
Principle transactions	(9,359)
Interest and dividends	2,945
Expense reimbursment	8,993
	3,752,441
Expenses:	
Commission expense	3,381,642
Communications and data processing	6,003
Occupancy	21,509
Professional fees	40,000
Salaries and payroll taxes	18,177
Other expenses	24,548
	3,491,879
Net income	$ 260,562

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED June 30, 2018

Balance at beginning of the year	$ 329,811
Net income	260,562
Distributions	(268,383)
Balance at end of the year	$ 321,990

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED June 30, 2018

Cash flows from operating activities:		
Net income	$	260,562
Adjustments to reconcile net income		
to net cash from operating activities:		
Depreciation		0
Decrease (increase) in operating assets:		
Decrease in receivable from others		24,451
Decrease in other assets		940
Purchase of marketable securities		(184,763)
(Decrease) increase in operating liabilities:		
Decrease in accounts payable, and accrued expenses		(27,050)
Decrease in commissions payable		(366,444)
Net cash used in operating activities		(292,304)
Cash flows used for investing activities:		
Increase in cash at broker		(8,818)
Cash flows used for financing activities:		
Capital withdrawals		(268,383)
Decrease in cash		(569,505)
Cash at beginning of the year		693,329
Cash at end of the year	$	123,824
Supplemental cash flow disclosures:		
Interest payments	$	0
Income tax payments	$	0

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Marketable Securities

Marketable securities are valued at market value. Cost is determined on the on the specific identification method. At June 30, 2018, marketable securities classified as trading had gross unrealized gains of $6,047 and gross unrealized losses of $15,406.

Private Placement Transactions

Customers' private placement transactions are recorded on the date escrow is closed. The related commission income and expenses are also recorded on the escrow date.

Introduction Fee Transactions

Introduction fees are earned from introducing institutions to each other to commence a lease transaction. These transactions are conducted between the two introduced parties and the broker-dealer has no further role after introduction. These transactions are booked on a cash basis as the broker-dealer never knows if or when a transaction might close. Commission expense is accrued on the date the income is booked.

Income Taxes

The Company does not record a provision for income taxes because the members report their share of the LLC's income or loss on their income tax returns. The financial statements reflect the LLC's transactions without adjustment, if any, required for income tax purposes.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.   Actual results could differ from these estimates.

NOTE 2 -   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018 the Company had net capital of $284,224 which was $279,224 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.45 to 1.

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2018

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with related parties Huntwicke Capital Group and Huntwicke Financial, Inc. The Company reimbursed the related parties for those expenses. For the fiscal year these expenses totaled $20,591 and $21,000 respectively. At June 30, 2018, the Company did not owe these entities anything.

The Company rented office space (included in the expense sharing agreement) from Huntwicke Financial, Inc., partially owned by the managing member, as a tenant at will.

The Company paid the related parties $21,000 for rent for the year ending June 30, 2018.

The Company paid distributions of $268,383 to Huntwicke Financial, Inc. for the fiscal year ending June 30, 2018.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 - RECEIVABLE FROM OTHERS

Receivables from others at June 30, 2018 consist of the following:

Fees and concessions receivable $10,549

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 16, 2018, the date on which the financial statements were available to be issued.

HUNTWICKE SECURITIES LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2018

SCHEDULE I

HUNTWICKE SECURITIES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2018

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 12,638	
	$ 12,638	
Net Capital:		
Members' capital		$ 321,990
Adjustments to net capital:		
Receivable from others		(10,549)
Receivable -offset		8,138
Other assets		(6,674)
Haircuts and undue concentration		(28,681)
Net Capital, as defined		$ 284,224
AI Requirement		843
Minimum Requirement		5,000
Net capital requirement		5,000
Net capital in excess of requirement		$ 279,224
Ratio of aggregate indebtedness to net capital		4.45 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 284,224
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 284,224

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

HUNTWICKE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE
AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2018

Huntwicke Securities LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Members
of Huntwicke Securities LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by Huntwicke Securities LLC and SIPC and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Huntwicke Securities LLC's compliance with the applicable instructions of Form SIPC-7. Huntwicke Securities LLC's management is responsible for Huntwicke Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash disbursement journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended June 30, 2018 with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
August 16, 2018

HUNTWICKE SECURITIES LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED June 30, 2018

Payment Date	To Whom Paid	Amount
1/26/2018	SIPC, Washington DC	$ 1,230
7/23/2018	SIPC, Washington DC	$ 4,399

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

<center>**Review Report of Independent Registered Public Accounting Firm**</center>

To the Members
of Huntwicke Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Huntwicke Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huntwicke Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Huntwicke Securities LLC stated that Huntwicke Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huntwicke Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huntwicke Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
August 16, 2018



Huntwicke
SECURITIES

Assertions Regarding Exemption Provisions

We, as members of management of Huntwicke Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2017 to June 30, 2018

Huntwicke Securities LLC

By:

Brian Woodland, President

8/6/18
(Date)